PRICING TERM SHEET

Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-256637-01

August 11, 2021

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$500,000,000 2.500% Senior Notes due 2031

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated August 11, 2021, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated June 8, 2021, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	SEC Registered, Senior Unsecured Notes

Pricing Date:	August 11, 2021

Settlement Date:	August 16, 2021 (T+3)

Maturity Date:	August 16, 2031

Interest Payment Dates:	February 16 and August 16, commencing February 16, 2022

Principal Amount:	$500,000,000

Public Offering Price:	99.675% of the Principal Amount

Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$495,125,000

Benchmark Treasury:	1.625% due May 15, 2031

Benchmark Treasury Price / Yield:	102-20 / 1.337%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	2.537%

Coupon:	2.500%

Optional Redemption Provisions:

Make-whole call:	Make-whole call at T + 20 basis points

Par Call:	On or after May 16, 2031 (three months prior to the maturity date)

Issuer:	Brixmor Operating Partnership LP

CUSIP / ISIN:	11120VAL7 / US11120VAL71

Joint Book-Running Managers:	BofA Securities, Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Regions Securities LLC

TD Securities (USA) LLC

Co-Managers:	MUFG Securities Americas Inc.

Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request them from BofA Securities, Inc. by calling toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, BMO Capital Markets Corp. by calling toll-free at 1-866-864-7760, Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146 or Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

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